Exhibit 99.B(m)(2)(i)

AMENDED AND RESTATED SCHEDULE A

with respect to the

AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN

for

ING MUTUAL FUNDS

CLASS B SHARES

Fund	Maximum Combined Service and Distribution Fees
(as a percentage of average daily net assets)
ING Asia-Pacific Real Estate Fund	1.00%
ING Diversified International Fund	1.00%
ING Emerging Countries Fund	1.00%
ING European Real Estate Fund	1.00%
ING Foreign Fund	1.00%
ING Global Bond Fund	1.00%
ING Global Equity Dividend Fund	1.00%
ING Global Value Choice Fund	1.00%
ING Greater China Fund	1.00%
ING Index Plus International Equity Fund	1.00%
ING International Capital Appreciation Fund	1.00%
ING International Equity Dividend Fund	1.00%
ING International Real Estate Fund	1.00%
ING International SmallCap Multi-Manager Fund	1.00%
ING International Value Choice Fund	1.00%

Date last updated: November 30, 2009